

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail
Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, Texas 77024

> Re: **Cabot Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-10447**

Dear Mr. Schroeder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Potential Impact of Our Critical Accounting Policies, page 40

Carrying Value of Oil and Gas Properties, page 41

1.   You indicate that a continued low price environment could cause a "significant revision" in the carrying value of oil and gas properties in future periods. Section III.B.3. of SEC Release No. 33-8350 provides guidance regarding quantitative disclosure of reasonably likely effects of material trends and uncertainties. Please revise to provide more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on the carrying value of your oil and gas properties.

Your revised disclosure should also quantify the impact of potential scenarios deemed reasonably likely to occur on your estimated reserve volumes.

Results of Operations, page 43

2.   We note your tax rate decreased from 42.4% in 2013 to (222.4%) in 2014. Expand your discussion of the underlying reasons for the variations in your effective income tax rate provided on page 47 and disclose your expectations as to the effective rate for fiscal 2015. Please refer to Item 303(a)(3)(i)-(ii) of Regulation S-K for guidance.

Notes to Consolidated Financial Statements

Note 3 – Properties and Equipment, page 65

Impairment, page 65

3.   We understand from your disclosure that the $771 million impairment of oil and gas properties recorded in fiscal year 2014 relates primarily to fields located in East Texas. You have disclosed this impairment was triggered by the significant decline in commodity prices in late 2014 as well as by management's decision not to pursue further activity in these non-core areas in the current price environment. Further, on the earnings call held on February 20, 2015, management stated "these assets were the focus of the Company prior to our development of the Marcellus and Eagle Ford and have not seen any meaningful levels of drilling activity since 2010 so there was no impact to the Company's reserve report." Please tell us whether the amounts that were impaired and the amounts that remain on the balance sheet related to these properties as of December 31, 2014 are classified as proved developed, proved undeveloped, or unproved properties. Additionally, please explain why there was no impact to your reserve report and identify the reserve quantities reported related to these properties as of December 31, 2014. Specifically, if classified as proved undeveloped reserves, confirm when these reserves were initially reported and confirm that your development plans and drilling activity have met the requirements that these properties are scheduled to be or have been drilled within five years of initial disclosure. Refer to Rule 4-10(a)(31) of Regulation S-X.

Note 10 – Income Taxes, page 76

4.   We note the deferred tax adjustment related to change in overall state tax rate of $87 million. Please revise the tax footnote to expand your explanation of the underlying factors causing such a large individual impact on the effective tax rate. For example, please expand your discussion of state apportionment factors to discuss the updates made and any changes in location of operations in certain states that contributed to the decrease in deferred state tax liabilities. To the extent that any individually significant items are included within this line item, please provide separate disclosure of such items. Refer to ASC 740-10-50-12 and Rule 4-08(h) of Regulation S-X.

5.   We note you recorded $3.977 million in valuation allowance in 2014. However, you state the net operating loss carryforwards and alternative minimum tax credit carryforwards are more likely than not to be utilized prior to expiration. Please expand your disclosures to discuss the nature and reason for the increase in valuation allowance. In addition, revise the table of deferred tax liabilities and tax assets to separately disclose the net change in valuation allowance for the fiscal years presented. Refer to ASC 740-10-50-2 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief